FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2007

Silver Wheaton Corp.
(Translation of registrant's name into English)

Suite 3400, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____   Form 40 F __X_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-_____

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

99.1.Material Change Report dated May 3, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Silver Wheaton Corp.
(Registrant)

Date: May 3, 2007   By: /s/ Peter Barnes
                                         Name

                                Its: President and Chief Executive Officer
                                         (Title)

FORM 51-102F3

**MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102**

1.   **Name and Address of Company**

   Silver Wheaton Corp. ("**Silver Wheaton**")
   666 Burrard Street, Suite 3400
   Vancouver, British Columbia V6C 2X8

2.   **Date of Material Change**

   April 23, 2007

3.   **News Release**

   A news release with respect to the material change referred to in this report was disseminated through CNN Matthews on April 23, 2007 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.   **Summary of Material Change**

   Silver Wheaton announced that it has agreed to purchase all of the silver produced by Hellas Gold S.A., a 65%-owned subsidiary of European Goldfields Limited (TSX: EGU; AIM: EGU), at its lead-zinc-silver Stratoni mine in northern Greece for an upfront payment of US$57.5 million in cash to acquire the silver produced over its entire mine-life, for the lesser of US$3.90 (subject to a one percent annual adjustment beginning after three years) and the prevailing market price per ounce of silver.

5.   **Full Description of Material Change**

   Silver Wheaton announced that it has agreed to purchase all of the silver produced by Hellas Gold S.A. ("Hellas"), a 65%-owned subsidiary of European Goldfields Limited ("European Goldfields") (TSX: EGU; AIM: EGU), at its lead-zinc-silver Stratoni mine in northern Greece.

   Silver Wheaton paid Hellas an upfront payment of US$57.5 million in cash in order to acquire the silver produced by the Stratoni mine, over its entire mine-life, for the lesser of US$3.90 (subject to a one percent annual adjustment beginning after three years) and the prevailing market price per ounce of silver. Payment for the transaction will be from cash on hand and Silver Wheaton is not required to pay any further capital expenditures for the life of the mine.

The Stratoni mine is expected to produce 1 million ounces of silver in 2007, growing to 2 million ounces by 2010, as a by-product of its lead-zinc operations. The mine has been operating since December 2005 and is currently processing ore at a rate of 900 tonnes per day with plans to expand production to 1,100 tonnes per day by the end of 2008. It has well-defined reserves and strong exploration upside, as the orebody is open in all directions. Exploration is ongoing at the minesite with high priority targets being investigated over the next year. The Stratoni mine has a historical record of converting 80% of resources into reserves.

Silver Wheaton has also acquired a right of first refusal on any future sales of silver streams from all other mines owned or operated by European Goldfields or Hellas, including the following:

- The Olympias project in northern Greece, which currently contains 54 million ounces of silver in proven and probable reserves, and another 6 million ounces in measured and indicated resources, and
- the Certej project in Romania, which currently contains 10 million ounces of probable silver reserves.

Mr. Randy Smallwood, P.Eng., Executive Vice President of Corporate Development of Silver Wheaton, who is a "qualified person" as such term is defined under National Instrument 43-101, has reviewed and approved the contents of this material change report. Production rates, reserves and resources are as reported by European Goldfields in press releases dated January 8, 2007 and March 22, 2007 and an update to the prefeasibility study dated February 16, 2007.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This material change report contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the expected future silver sales by Silver Wheaton and the amount of estimated future production from the Stratoni mine. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Silver Wheaton's annual information form for the year ended December 31, 2006 incorporated by reference into Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED AND INDICATED RESOURCES

This material change report uses the terms "Measured" and "Indicated" Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves.

6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

7. **Omitted Information**

Not applicable.

8. **Executive Officer**

For further information, contact Peter Barnes, President and Chief Executive Officer of Silver Wheaton Corp. at (604) 684-9648.

9. **Date of Report**

May 3, 2007.